ENTRÉE GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2013
(In United States dollars unless stated otherwise)

INTRODUCTION

This discussion and analysis of financial position, results of operations and cash flows ("MD&A") of Entrée Gold Inc. (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2012 (the "Annual Financial Statements"). Additional information relating to the Company, including the Company's Annual Information Form dated March 28, 2013 (the "AIF") is available on SEDAR at www.sedar.com. The effective date of this MD&A is May 9, 2013. The Company prepares its financial statements in conformity with generally accepted accounting principles in the United States of America ("US GAAP").

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified as "Cdn $" or "C$" for Canadian dollars or "A$" for Australian dollars. All references to "common shares" mean common shares in the capital stock of the Company.

Due to rounding, some of the totals in the tables in this MD&A may not sum exactly.

As used in this MD&A, the terms "we", "us", "our" and "Entrée" mean Entrée Gold Inc. and/or one or more of the Company's wholly-owned subsidiaries.

Robert Cann, P.Geo., Entrée's Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101"), has approved the technical disclosure in this MD&A.

CORPORATE INFORMATION

Our corporate headquarters are located in Vancouver, British Columbia, Canada. Field operations are conducted out of local offices in Mongolia and the United States. Entrée is primarily focused on exploring its principal properties in Mongolia and Nevada.

LISTING OF COMMON STOCK ON OTHER STOCK EXCHANGES

Trading of the Company's common shares commenced on the NYSE MKT effective July 18, 2005, under the trading symbol "EGI". On April 24, 2006, the Company's common shares began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange. The trading symbol remained "ETG". The Company is also traded on the Frankfurt Stock Exchange, under the trading symbols "EKA" and "WKN 121411".

OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties. We have interests in development and exploration properties in Mongolia, the United States, Australia and Peru. Our two principal assets are our interest in the Lookout Hill property in Mongolia and our Ann Mason project in Nevada (the "Ann Mason Project").

The Lookout Hill property includes the Hugo North Extension and the Heruga deposits, which host indicated (Hugo North Extension) and inferred mineral resources. The indicated resource at Hugo North Extension includes a probable reserve, which is included in the first lift ("Lift 1") of the Oyu Tolgoi underground block cave mining operation. Lift 1 is expected to generate first development production in 2019. A second lift for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan.

(In United States dollars unless stated otherwise)

The Ann Mason Project includes the Ann Mason and the Blue Hill deposits, which host indicated (Ann Mason) and inferred mineral resources. The Company reported the results of the Ann Mason deposit Preliminary Economic Assessment ("PEA") on October 24, 2012.

The following is an overview of our two principal assets.

MONGOLIA – LOOKOUT HILL

The Lookout Hill property in the South Gobi region of Mongolia is comprised of two mining licences, Shivee Tolgoi and Javhlant. The original Shivee Tolgoi and Javhlant exploration licences were converted into mining licences by the Mineral Resources Authority of Mongolia ("MRAM") in October 2009 as a condition precedent to the Oyu Tolgoi Investment Agreement. Shivee Tolgoi and Javhlant completely surround Oyu Tolgoi LLC's ("OTLLC") Oyu Tolgoi mining licence and host the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit, respectively. These deposits are located within a land area that is subject to a joint venture between Entrée and OTLLC (the "Entrée-OTLLC Joint Venture"). OTLLC is owned 66% by Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.) ("Turquoise Hill") and 34% by the Government of Mongolia (through Erdenes Oyu Tolgoi LLC).

The Shivee Tolgoi and Javhlant mining licences are divided between Entrée and the Entrée-OTLLC Joint Venture as follows:

- The Entrée-OTLLC Joint Venture covers 39,807 hectares consisting of the eastern portion of Shivee Tolgoi and all of the Javhlant mining licence (the "Joint Venture Property"). The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds OTLLC's Oyu Tolgoi mining licence. The Joint Venture Property hosts the Hugo North Extension deposit and the Heruga deposit.

- The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") covers an area of 35,173 hectares. Shivee West is 100% owned by Entrée but is subject to a first right of refusal by OTLLC.

In February 2013, the Company entered into an equity participation and funding agreement with Sandstorm Gold Ltd. ("Sandstorm") that provided an upfront deposit (the "Deposit") from Sandstorm of $40 million. The Company will use future payments that it receives from its mineral property interests, including from the Joint Venture Property, to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company's share of gold, silver and copper production from the Joint Venture Property as follows:

- 25.7% of the Company's share of gold and silver, and 2.5% of the Company's share of copper, produced from the portion of the Shivee Tolgoi mining licence included in the Joint Venture Property (represented by the shaded upper right portion of the following illustration); and

- 33.8% of the Company's share of gold and silver, and 2.5% of the Company's share of copper, produced from the Javhlant mining licence (represented by the lower shaded portion of the following illustration).

In addition to the Deposit, upon delivery of the metal credits Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Joint Venture Property, the cash payment will increase to the lesser of the prevailing market price or $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance"). In the event of a partial expropriation of Entrée's interest in the Joint Venture

(In United States dollars unless stated otherwise)

Property, which is not reversed during the abeyance period provided for in the equity participation and funding agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance) and the metal credits that the Company is required to deliver will be reduced proportionately. In the event of a full expropriation, the full amount of the Unearned Balance must be returned with interest.

The Company is not required to deliver actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

The illustration below depicts the different areas of Lookout Hill:


MONGOLIA
Shivee Tolgoi Mining Licence (15226A)
Syncline
Altan Khulan
Argo & Zone III
Zesen Khui
Zone I
Nogoon Khilents
Ulaan Khud
Shivee Camp
HUGO NORTH EXTENSION DEPOSIT
Shivee West Project
100% Entrée Gold
Khoyor Mod
Shivee Tolgoi Trend
GGMM
Tom Bogd
Oyu Tolgoi Trend
N
Shivee Tolgoi Mining Licence (15226A)
BZ Moly
LEGEND
Exploration Camp
Copper Prospects
Gold Prospects
Molybdenum Prospects
Mineral Deposits
Shivee West
100% Entrée (~35,000 hectares)
Entrée - OTLLC JV (~40,000 hectares)
0
SCALE (km)
10
Oyu Tolgoi Mining Licence
Tavan Tolgoi - China Coal Road
HERUGA DEPOSIT
Heruga Southwest
Javhlant Mining Licence (15225A)
LOOKOUT HILL PROPERTY

On February 27, 2013, notice (the "Notice") was delivered to Entrée by MRAM that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the July 10, 2009 Order of the Ministry of Mineral Resources and Energy (the "2009 Order") registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves. The registration of reserves is a pre-condition to applying for the conversion of an exploration licence into a mining licence. The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council. The Notice, which is not explicitly concerned with the issuance of the mining licences, further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily suspended. The mining licences have not been revoked or cancelled. Entrée is currently working to determine the full implications of the Notice and to resolve the temporary suspension of the transfer, sale or lease of the licences, including by filing an official complaint with the Prime Minister asking him to amend Order No. 43 and an official compliant with the Head of MRAM asking him to revoke the Notice.

(In United States dollars unless stated otherwise)

Entrée-OTLLC Joint Venture

In October 2004, the Company entered into an arm's-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in the Joint Venture Property. Most of Turquoise Hill's rights and obligations under the Earn-In Agreement, including its right of first refusal on Shivee West, were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, OTLLC. The Government of Mongolia subsequently acquired from Turquoise Hill a 34% interest in OTLLC, which is also the title holder of the Oyu Tolgoi mining licence, illustrated in the map above.

OTLLC undertook an exploration program which established the presence of two significant resources on the Joint Venture Property: the Hugo North Extension deposit immediately to the north of the Oyu Tolgoi mining licence and the Heruga deposit immediately to the south of the Oyu Tolgoi mining licence.

On June 30, 2008, OTLLC gave notice to Entrée that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Joint Venture Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Joint Venture Property. The Earn-In Agreement provides that at such time as OTLLC completes its earn-in obligations, the parties will enter into a joint venture agreement in the form attached to the Earn-In Agreement. While the parties have not yet formally executed the joint venture agreement, the Entrée-OTLLC Joint Venture is operating under those terms.

Under the terms of the Entrée-OTLLC Joint Venture, Entrée elected to have OTLLC debt finance Entrée's share of costs with interest accruing at OTLLC's actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée's share of products. Available cash flow means all net proceeds of sale of Entrée's share of products in a month less Entrée's share of costs of operations for the month.

Investment by Rio Tinto in Entrée and Turquoise Hill

In June 2005, following the announcement in May 2005 of the discovery of high grade mineralization at Hugo North Extension, Rio Tinto Exploration Canada Inc. (formerly Kennecott Canada Exploration Inc.), a subsidiary of Rio Tinto plc (together with its subsidiaries, "Rio Tinto") took part in a private placement in the Company and became its then largest shareholder. The terms of the private placement agreement provided that in the event the Company undertakes an equity financing, Rio Tinto had a pre-emptive rights to maintain its ownership percentage in the Company (unless and until such time as its proportionate share falls below 10% of the issued and outstanding common shares or it fails to exercise its pre-emptive rights in full). On August 2, 2012, Rio Tinto Exploration Canada Inc. assigned its shares and its pre-emptive rights to Rio Tinto International Holdings Limited. Rio Tinto elected not to exercise its pre-emptive rights in connection with a private placement that the Company completed on March 1, 2013. Accordingly, as at March 1, 2013, Rio Tinto's pre-emptive rights terminated. At March 31, 2013, Rio Tinto owned approximately 11.3% of the Company's issued and outstanding shares.

Following Rio Tinto's investment in the Company in June 2005, Rio Tinto acquired, through a series of transactions, approximately 49% of Turquoise Hill's issued and outstanding shares. On January 24, 2012, Rio Tinto announced that it had increased its ownership interest in Turquoise Hill to 51%. At that time, Rio Tinto was deemed to have acquired beneficial ownership over the common shares of the Company held by Turquoise Hill. At March 31, 2013, Turquoise Hill owned approximately 9.4% of the Company's issued and outstanding common shares, which it acquired pursuant to the Earn-In Agreement. When combined with the common shares of the Company held by Rio Tinto, at March 31, 2013, Rio Tinto beneficially owned approximately 20.7% of the Company's issued and outstanding shares.

(In United States dollars unless stated otherwise)

Heads of Agreement and Memorandum of Agreement

On December 8, 2010, Rio Tinto and Turquoise Hill entered into a Heads of Agreement (the "Heads of Agreement") which provides for the management structure of OTLLC and the project management structure of the Oyu Tolgoi mining complex, among other things. Under the Heads of Agreement, Rio Tinto is entitled to appoint three of the nine directors of OTLLC (with Turquoise Hill appointing three and the Government of Mongolia appointing three (as directed within the Amended and Restated Shareholders Agreement among the parties (the "Shareholders Agreement") dated June 8, 2011)) and Rio Tinto assumes management of the building and operation of the Oyu Tolgoi mining complex, which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property.

On April 18, 2012, Rio Tinto announced that it had signed a memorandum of agreement (the "MOA") with Turquoise Hill under which Rio Tinto agrees to support and provide certain elements of a comprehensive funding package that will underpin the development of the Oyu Tolgoi mining complex. The parties also agreed that a new thirteen-member board of directors of Turquoise Hill would be formed, comprised of eleven Rio Tinto-nominated directors (six of whom are independent) and two directors nominated by Robert Friedland (one of whom is independent). Certain senior executives of Turquoise Hill, including the Chief Executive Officer and Chief Financial Officer, also resigned and were subsequently replaced by Rio Tinto nominees. In accordance with the MOA, Rio Tinto assumed responsibility for all exploration operations on behalf of OTLLC, including exploration on the Joint Venture Property. Rio Tinto prepares all programs and budgets for approval by the OTLLC board before they are submitted to the Entrée-OTLLC management committee.

Oyu Tolgoi Phase 1 Development and Phase 2 Feasibility Study

As reported by Turquoise Hill, overall construction of the first phase of the Oyu Tolgoi mining complex (the Southern Oyu open pits) was essentially complete at the end of 2012. On November 5, 2012, Turquoise Hill announced that OTLLC had signed a binding power purchase agreement with the Inner Mongolia Power Corporation to supply initial power to the mine. Finalization of the power purchase agreement enabled OTLLC to complete commissioning of the ore-processing equipment on December 27, 2012. First ore was processed through the concentrator on January 2, 2013 and production of the first copper-gold concentrate followed on January 31, 2013. Turquoise Hill has stated that phase 1 commercial production from the Southern Oyu open pits is expected to be reached by the end of June 2013, subject to the resolution of certain issues being discussed with the Government of Mongolia (see "Investment Agreement and the Mongolian Government" below).

On February 14, 2013, Turquoise Hill announced that the feasibility study for the expansion of operations of Oyu Tolgoi (including Lift 1 of the Entrée-OTLLC Joint Venture's Hugo North Extension deposit) is expected to be completed in the first half of 2014, as Turquoise Hill continues to pursue value engineering and optimization.

On March 25, 2013, Turquoise Hill announced that project financing for the Oyu Tolgoi mining complex continues to progress with the boards of the European Bank of Reconstruction and Development and the International Finance Corporation approving their respective participation in late February. Bids have been received from a number of banks that would allow Turquoise Hill to achieve its project financing target of $3 billion to $4 billion and discussions are ongoing with the lenders to finalize the terms of those offers. The project financing is subject to the unanimous approval of the OTLLC board of directors which includes representatives from the Government of Mongolia. Turquoise Hill anticipates the closing of final binding documentation and project financing funding to occur in the second quarter of 2013.

Investment Agreement and the Mongolian Government

On October 6, 2009, Turquoise Hill, OTLLC and Rio Tinto signed an Investment Agreement (the "Investment Agreement") with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi mining complex, which includes the Joint Venture Property. The Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC's interest in the Joint Venture Property) through its subsidiary Erdenes Oyu Tolgoi LLC.

The contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée and not currently subject to the Entrée-OTLLC Joint Venture. The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement coming into effect. The Shivee Tolgoi and Javhlant mining licences were issued on October 27, 2009, and the Investment Agreement took legal effect on March 31, 2010.

Since Entrée itself is not a party to the Investment Agreement, Entrée does not have any direct rights or benefits under the Investment Agreement. OTLLC agreed, under the terms of the Earn-In Agreement, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement or a separate stability agreement on substantially similar terms to the Investment Agreement. In order to become a party to the Investment Agreement or a similar type of agreement with the Government of Mongolia, the Government of Mongolia may require Entrée or the Entrée-OTLLC Joint Venture to agree to certain concessions, including with respect to the ownership of the Entrée-OTLLC Joint Venture, Entrée LLC or the economic benefit of Entrée's interest in the Joint Venture Property, or the scope of the lands to be covered by the Investment Agreement or similar type of agreement.

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi mining complex. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi mining complex. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi mining complex. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi mining complex. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée's right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

The Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated. As a result, Entrée considers that the application of Resolution 140 and Resolution 175 to the Joint Venture Property will likely be considered unnecessary.

(In United States dollars unless stated otherwise)

On May 17, 2012, the Mongolian Parliament adopted the Law of Mongolia on the Regulation of Foreign Investment in Business Entities Operating in Sectors of Strategic Importance ("SEFIL"), which regulates investment by foreign investors and state owned legal entities into sectors of strategic importance, including minerals. The full impact of SEFIL is not yet known as there is a lack of clarity in many of the provisions and some of the regulations setting out the procedure for reviewing requests and making decisions in accordance with SEFIL have not yet been formalized. There have been reports that the Government of Mongolia is currently in the process of drawing up a new law to replace SEFIL.

On October 15, 2012, Turquoise Hill announced that it, along with OTLLC and Rio Tinto, had rejected a request from the Mongolia Ministry of Mining to renegotiate the Investment Agreement. This followed re-affirmation by the Mongolian Government in October 2011 that the Investment Agreement was signed in full compliance with all laws and regulations of Mongolia.

On December 7, 2012, the Office of the President of Mongolia published a draft revised Minerals Law, which proposes to introduce a new regulatory regime with new legal concepts. The draft law reaffirms the existing list of strategic deposits approved by Parliamentary Resolution #27 dated February 6, 2007, and provides for "mining agreements" to be entered into between the Government of Mongolia and holders of licences covering strategic deposits. Under these mining agreements, the Mongolian State has the right to take an equity interest in the licence holder for no consideration. The draft law also provides: that licence transfer agreements will only be valid upon registration with the MRAM and state-owned entities shall have a pre-emptive right to licences being transferred; for more extensive grounds under which licences may be revoked; and that not less than 34% of the equity in a foreign-invested mining licence holder must be held by a Mongolian citizen. As currently drafted, the draft law does not provide for any transitional provisions relating to existing licences nor the rights and obligations of licence holders under the existing system. It is expected that a new working group will be formed to further develop the draft law before it is submitted to Parliament.

In its proposed 2013 budget, the Government of Mongolia included revenue from the application of a progressive royalty scheme to Oyu Tolgoi. However, the Investment Agreement provides a stabilized royalty rate of 5% over the life of the agreement and specifies that new laws made after its signing will not apply to Oyu Tolgoi. Turquoise Hill has stated that any change to Oyu Tolgoi's royalty rate would require the agreement of all parties to the Investment Agreement. Regardless, as Entrée is not a party to the Investment Agreement, there can be no assurance that Entrée will be entitled to stability with respect to taxes payable.

In early 2013, Turquoise Hill announced that a number of substantive issues had been raised by the Government of Mongolia relating to implementation of the Investment Agreement and Shareholder's Agreement, including Oyu Tolgoi project development and costs, operating budget, project financing, management fees and governance. According to Turquoise Hill, it and Rio Tinto continue to have productive discussions with the Government of Mongolia with a goal of resolving the issues in the near term. On February 28, 2013, the OTLLC board of directors approved continued funding to progress the Oyu Tolgoi project as discussions with the Government of Mongolia proceed. Turquoise Hill has stated that phase 1 commercial production from the Southern Oyu open pits is expected to be reached by the end of June 2013, subject to the resolution of the issues being discussed with the Government.

On February 27, 2013, Notice was delivered to Entrée by MRAM that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the 2009 Order registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves. The registration of reserves is a pre-condition to applying for the conversion of an exploration licence into a mining licence. The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council. The Notice, which is not explicitly concerned with the issuance of the mining licences, further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily suspended. The mining licences have not been revoked or cancelled. Entrée is currently working to determine the full implications of the Notice and to resolve the temporary suspension of the transfer, sale or

lease of the licences, including by filing an official complaint with the Prime Minister asking him to amend Order No. 43 and an official compliant with the Head of MRAM asking him to revoke the Notice.

Mineral Resource and Reserve Estimates

In March 2013, Turquoise Hill released a technical report ("2013 OTTR") based on the technical, production and cost information contained in the study prepared by OTLLC for international financial institutions for project financing of the Oyu Tolgoi mining complex. 2013 OTTR updates the current path of development for the initial phases of the Oyu Tolgoi mining complex (Southern Oyu open pits and Hugo North underground Lift 1, which includes a portion of the Hugo North Extension deposit).

On April 2, 2013, the Company filed an updated technical report titled "Technical Report 2013 on the Lookout Hill Property" ("LHTR13"). LHTR13 is dated March 28, 2013 and was prepared under the management of AMC Consultants Pty Ltd ("AMC") in Adelaide, Australia. The following information is summarized, derived or extracted from LHTR13. For a complete description of the assumptions, qualifications and procedures associated with the information in LHTR13, reference should be made to the full text of LHTR13, which is available for review on SEDAR located at www.sedar.com or on www.entreegold.com.

LHTR13 discusses the impact of the updated mine plan on the Joint Venture Property as well as future development options for the Entrée-OTLLC Joint Venture assets.

LHTR13 analyses a reserve case only. The underground mineral reserves for Lift 1 of the Hugo North deposit, including Lift 1 of the Entrée-OTLLC Joint Venture's Hugo North Extension deposit, were updated in LHTR13. The probable reserve for Hugo North Extension – Lift 1 effective as of March 25, 2013 totals 31 million tonnes ("Mt") grading 1.73% copper and 0.62 grams per tonne ("g/t") gold.

Table 1. Entrée-OTLLC Joint Venture Mineral Reserve, March 25, 2013								
Classification	**Ore** **(Mt)**	**NSR** **($/t)**	**Cu** **(%)**	**Au** **(g/t)**	**Ag** **(g/t)**	**Cu** **(M lb)**	**Au** **(Moz)**	**Ag** **(koz)**
Proven	-	-	-	-	-	-	-	-
Probable	31	95.21	1.73	0.62	3.74	1,090	521	3,229
Total Entrée-OTLLC Joint Venture	**31**	**95.21**	**1.73**	**0.62**	**3.74**	**1,090**	**521**	**3,229**

Notes:

- Table shows only the part of the mineral reserve on the Entrée-OTLLC Joint Venture portion of the Shivee Tolgoi licence.

- Metal prices used for calculating the Hugo North underground net smelter returns ("NSR") are copper $2.81/lb, gold $970/oz, and silver $15.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

- The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

- For the underground block cave all material within the shell has been converted to mineral reserve; this includes low grade indicated material and inferred material assigned zero grade treated as dilution.

- Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.

- The Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée. The Joint Venture Property is managed by Rio Tinto on behalf of OTLLC. Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560 metres, and 30% above this depth.

- The base case financial analysis has been prepared using current long term metal price estimates of copper $2.87/lb, gold $1350/oz, and silver $23.50/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

- The mineral reserves are not additive to the mineral resources.

(In United States dollars unless stated otherwise)

Of significance to Entrée:

- NSR value of the Hugo North Extension – Lift 1 reserve increased to $95.21/tonne from the $79.40/tonne reported by the Company in March 2012. The NSR calculation reflects the net value per tonne received for the ore by the mine (after all treatment and transport costs and charges).

- While the mineral reserve tonnage on the Joint Venture Property increased compared to the amount as previously reported by the Company in March 2012, the copper grade decreased from 1.91% to 1.73% and the gold grade decreased from 0.74 g/t to 0.62 g/t.

- After factoring in projected increases to capital expenditures and operating costs, the net present value (at an 8% discount rate) of Entrée's 20% interest in the Hugo North Extension – Lift 1 decreased to $110 million from the $129 million reported by the Company in March 2012.

- A significant portion of the mineralization on the Joint Venture Property has not been included in the updated mining plan and remains in the mineral resource category, including Hugo North Extension – Lift 2 and the Heruga deposit.

2013 OTTR uses the same mineral resource estimates previously reported in the Company's March 2012 technical report. However, the base case cut-off has been lowered from 0.6% copper equivalent ("CuEq") to 0.37% CuEq resulting in new base case tonnages and grades. Full details are contained in LHTR13, which is available at www.sedar.com.

The base case CuEq grade assumptions for each deposit were determined using operating cost estimates from the mineral reserves. The base case CuEq cut-off grade assumptions for each deposit were determined using cut-off grades applicable to mining operations exploiting similar deposits. The CuEq cut-off applied for the underground was 0.37%.

The following table summarizes the mineral resources for the Hugo North Extension deposit and the Heruga deposit as reproduced in LHTR13. The resource estimate for the Hugo North Extension deposit is effective as of February 20, 2007 and is based on drilling completed to November 1, 2006. The Heruga mineral resource estimate is effective as of March 30, 2010.

(In United States dollars unless stated otherwise)

Table 2. Entrée-OTLLC Joint Venture Mineral Resources
(0.37% CuEq cut-off)

Deposit	Tonnage (Mt)	Copper (%)	Gold (g/t)	Silver (g/t)	Molybdenum (ppm)	CuEq (%)
Hugo North Extension Deposit						
Indicated Shivee Tolgoi (Hugo North Extension)	132	1.65	0.55	4.09	35.7	2.00
Inferred Shivee Tolgoi (Hugo North Extension)	134	0.93	0.25	2.44	23.6	1.09
Heruga Deposit						
Inferred Javhlant (Heruga)	1,824	0.38	0.36	1.35	110	0.67

Deposit	Contained Metal				
	Copper (Mlb)	Gold (Moz)	Silver (Moz)	Molybdenum (Mlb)	CuEq (Mlb)
Hugo North Extension Deposit					
Indicated Shivee Tolgoi (Hugo North Extension)	4,800	2.32	17.4	10.4	5,810
Inferred Shivee Tolgoi (Hugo North Extension)	2,760	1.08	10.5	7.0	3,230
Heruga Deposit					
Inferred Javhlant (Heruga)	15,190	21.2	79.4	444	26,850

Notes:

- CuEq has been calculated using assumed metal prices of $1.35/lb for copper, $650/oz for gold, and $10.00 for molybdenum. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76. Silver is not included in the CuEq calculations. Molybdenum is not included in the CuEq calculations for Hugo North Extension.
- Molybdenum content in the Heruga deposit is 110 parts per million ("ppm") and is included in the calculation of CuEq for Heruga.
- The contained copper, gold, silver and molybdenum in the tables have not been adjusted for metallurgical recovery.
- The 0.37% CuEq cut-off is highlighted as the base case resource for underground bulk mining.
- Mineral resources that are not mineral reserves do not have demonstrated economic viability.
- The Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée. The Joint Venture Property is managed by Rio Tinto on behalf of OTLLC. Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560 metres, and 30% above this depth.

(In United States dollars unless stated otherwise)

UNITED STATES – ANN MASON

Entrée's other principal asset is the Ann Mason Project in the Yerington District of Nevada.

The Ann Mason Project is currently defined by the mineral rights to 1053 unpatented lode claims on public land administered by the Bureau of Land Management ("BLM"), and title to 20 patented lode claims. Entrée assembled this package of claims through a combination of staking and a series of transactions undertaken since August 2009, including the acquisition of PacMag Metals Limited ("PacMag"). The Roulette and Blackjack properties have been folded into the Ann Mason Project, which now includes the Ann Mason copper-molybdenum porphyry deposit, the Blue Hill copper deposit, and the Blackjack IP, Blackjack Oxide, Roulette and Minnesota targets. Unless otherwise described below, Entrée has a 100% interest in the claims comprising the Ann Mason Project.

226 of the unpatented lode claims (formerly part of the Blackjack property) are subject to a mining lease and option to purchase agreement (the "MLOPA") with two individuals. The MLOPA provides for an option to purchase the claims for $500,000, a 3% net smelter returns ("NSR") royalty (which may be bought down to a 1% NSR royalty for $2 million) and annual advance minimum royalty payments of $27,500 which commenced in June 2011 and will continue until the commencement of sustained commercial production. The advance payments will be credited against future NSR royalty payments or the buy down of the royalty.

In September 2009, Entrée entered into an agreement with Bronco Creek Exploration Inc., a wholly-owned subsidiary of Eurasian Minerals Inc. (together, "Eurasian"), whereby Entrée may acquire an 80% interest in 216 unpatented lode claims formerly known as the Roulette property. In order to acquire its interest, Entrée must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years (completed); (b) make aggregate advance royalty payments totaling $375,000 between the fifth and tenth anniversaries of the agreement; and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.

17 of the patented claims are subject to a 2% NSR royalty granted to AngloGold Ashanti (Nevada) Corp. 235 of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, are subject to a 0.4% NSR royalty in favour of Sandstorm Gold Ltd. ("Sandstorm").

(In United States dollars unless stated otherwise)

The illustration below depicts the target locations and land status of the Ann Mason Project.


Minnesota
N
Blackjack IP
Blackjack Oxide
BLUE HILL DEPOSIT
Blue Hill
ANN MASON DEPOSIT
Ann Mason
Roulette
Unpatented Claims
Patented Claims
Approx. Area Subject to Mining Lease and Option to Purchase
Approx. Area Subject to Option Agreement with Eurasian Minerals
Third Party Claims
Exploration Targets
ENTRÉE GOLD INC.
ANN MASON PROJECT
0
2 km
NAD83 Zone11
March 2013

Preliminary Economic Assessment

On October 24, 2012, the Company announced the results of its PEA on the Ann Mason deposit. The Company subsequently filed a technical report titled "Preliminary Economic Assessment on the Ann Mason Project Nevada, U.S.A." with an effective date of October 24, 2012 ("AMTR12"). AMTR12 was prepared by AGP Mining Consultants Inc. ("AGP"). The following information is summarized, derived or extracted from AMTR12. For a complete description of the assumptions, qualifications and procedures associated with the information in AMTR12, reference should be made to the full text of AMTR12, which is available for review on SEDAR located at www.sedar.com or on www.entreegold.com.

Key results from the PEA can be summarized as follows:

- Base case, pre-tax net present value (using a 7.5% discount rate) ("NPV7.5") of $1.11 billion, internal rate of return ("IRR") of 14.8%, and payback of 5.6 years, based on long term metal prices of $3.00 /lb copper, $13.50/lb molybdenum, $1,200 /oz gold and $22/oz silver (the "Base Case").

- Development capital costs of approximately $1.28 billion, including contingency.

- Average cash costs (net of by-product sales) of $1.46/lb copper (see "Non-US GAAP Performance Measurement" below).

- Net annual undiscounted cash flow over the life of mine ("LOM") is approximately $227 million per year.

- 100,000 tonnes per day ("tpd") conventional open pit mine utilizing a conventional sulphide flotation mill with a 24 year mine life.

- LOM production of 5.14 billion pounds of copper and 36.4 million pounds of molybdenum.

- LOM strip ratio of 2.16:1 waste to mineralized material.

- LOM average copper recovery of 93.5%.

- Copper concentrate grading 30%.

The following table summarizes the main economic outputs of the discounted cash flow.

Table 3. Summary of Ann Mason PEA key financial outputs.				
		Low Case	**Base Case**	**High Case**
Copper	$/lb	$2.75	**$3.00**	$3.25
Molybdenum	$/lb	$13.50	**$13.50**	$13.50
Silver	$/oz	$15.00	**$22.00**	$26.00
Gold	$/oz	$1,100	**$1,200**	$1,300
NPV (5%)	$ Million	$1,223	**$1,918**	$2,602
NPV (7.5%)	$ Million	$589	**$1,106**	$1,614
NPV (10%)	$ Million	$182	**$576**	$964
IRR		11.6%	**14.8%**	17.8%
Payback Period	Years	7.1	**5.6**	4.7
Metal Revenue (after smelting, refining, roasting, payable)	$ Million	$14,200	**$15,600**	$17,000

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral Resource Estimate

Entrée contracted Quantitative Group Pty Ltd ("QG") to prepare an updated mineral resource estimate for the Ann Mason deposit. The current resource estimate is contained within a constraining Lerchs-Grossmann ("LG") pit shell, generated by AGP, and is based on approximately 33,000 metres of recent drilling in 30 holes and approximately 49,000 metres of historic drilling in 116 holes. The resource database also includes re-assaying of 6,333 samples from 44 historical Anaconda core holes, to allow molybdenum, gold and silver values to be estimated. At a base case lower cut-off of 0.20% copper, the deposit is estimated to contain an indicated mineral resource of 1.14 billion tonnes ("Bt") at 0.33% copper and 0.006% molybdenum and an inferred mineral resource of 0.873 Bt at 0.29% copper and 0.004% molybdenum. By-product levels of gold and silver were also estimated, and are shown in Table 4. The following table summarizes the mineral resource for the Ann Mason deposit:

Table 4. Ann Mason Pit-Constrained Mineral Resource (Effective August 14, 2012)							
Cut-off (% Cu)	**Indicated**						
	Tonnes (million)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	lb Cu (billion)	lb Mo (billion)
0.15	1,233	0.31	0.006	0.02	0.55	8.53	0.16
0.20	**1,137**	**0.33**	**0.006**	**0.02**	**0.57**	**8.15**	**0.15**
0.25	912	0.35	0.006	0.03	0.60	7.02	0.12
0.30	639	0.38	0.006	0.03	0.64	5.37	0.09
0.35	388	0.42	0.007	0.03	0.69	3.58	0.06

Cut-off (% Cu)	**Inferred**						
	Tonnes (million)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	lb Cu (billion)	lb Mo (billion)
0.15	1,017	0.27	0.004	0.03	0.61	6.16	0.10
0.20	**873**	**0.29**	**0.004**	**0.03**	**0.65**	**5.59**	**0.08**
0.25	594	0.32	0.004	0.04	0.73	4.20	0.05
0.30	330	0.36	0.004	0.04	0.81	2.60	0.03
0.35	152	0.40	0.004	0.04	0.86	1.34	0.01

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Although the mineral resources previously reported in March 2012 are not significantly different than the total mineralized inventory, which forms the basis of the current estimate, approximately 14% of the previously reported mineralization at the 0.20% copper cut-off now occurs outside of the resource constraining pit shell and therefore is not included in the current estimate. Further exploration may bring a portion of this additional mineralization into a resource category.

AGP has also prepared an initial resource estimate for the Blue Hill copper deposit, which is not included in the PEA. Blue Hill is located 1.5 kilometres northwest of the Ann Mason copper-molybdenum porphyry deposit. The resource estimate was prepared as a first step in determining if Blue Hill could serve to generate early cash flow for Ann Mason, should the Ann Mason deposit advance to production.

The resource is reported within a LG pit shell, generated by AGP, and is based on Entrée's drilling of 30 reverse circulation ("RC") and core holes totaling approximately 6,822 metres. In addition, the estimate incorporates approximately 2,381 metres of RC drilling (7 holes) and 1,057 metres of core drilling (2 holes) completed by PacMag, and 10 historic Anaconda RC and core holes totaling approximately 2,927 metres. The following table summarizes the pit-constrained mineral resource for the Blue Hill deposit (reported separately for oxide, mixed and sulphide copper mineralization):

Table 5. Summary of Blue Hill Pit-Constrained Inferred Mineral Resource (Effective July 31, 2012)							
Zone	Base Case Cut-off (Cu %)	Tonnes (Million)	Cu (%)	Cu (Million lb)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide	0.10	47.44	0.17	179.37	---	---	---
Mixed	0.10	24.69	0.18	98.12	---	---	---
Oxide/Mixed Sub-total	**0.10**	**72.13**	**0.17**	**277.49**	**---**	**---**	**---**
Sulphide	0.15	49.86	0.23	253.46	0.005	0.01	0.3

Notes:

- Molybdenum, gold and silver were estimated for the sulphide only.
- Contained metal values are in-situ and not in consideration of metallurgical recoveries.
- See the News Release dated October 29, 2012 for additional information.

The Blue Hill deposit underlies a 900 by 450 metre area. Combined oxide and mixed zones range up to 185 metres in thickness (thinning to the northwest) with the sulphide zone appearing at an average depth of 160 metres below surface. Mineralization remains open in several directions.

Preliminary metallurgy suggests the oxide and mixed copper mineralization is amenable to low-cost, heap leach and solvent extraction/electrowinning ("SX/EW") processing. Average copper recovery in the oxide mineralization in column leach testing is 86%, while the mixed material returned 83% recovery. The underlying sulphide-copper mineralization has only been tested with ten widely spaced holes and remains open in most directions.

ENTRÉE GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2013
(In United States dollars unless stated otherwise)

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three Months Ended March 31, 2013	Three Months Ended December 31, 2012	Three Months Ended September 30, 2012	Three Months Ended June 30, 2012
Total Revenues	$ -	$ -	$ -	$ -
Net Loss	(5,091,844)	(4,977,434)	(1,899,158)	(3,244,705)
Net loss per share, basic and diluted	(0.04)	(0.04)	(0.01)	(0.03)
Working capital	55,119,275	4,699,256	6,735,338	10,512,000
Total assets	108,672,304	64,173,530	67,327,578	67,332,879
Total long term liabilities	54,554,934	15,286,041	12,939,869	12,878,412

	Three Months Ended March 31, 2012	Three Months Ended December 31, 2011	Three Months Ended September 30, 2011	Three Months Ended June 30, 2011
Total Revenues	$ -	$ -	$ -	$ -
Net Loss	(5,074,832)	(4,673,755)	(3,506,238)	(3,617,950)
Net loss per share, basic and diluted	(0.04)	(0.04)	(0.03)	(0.03)
Working capital	14,344,275	19,004,136	10,321,520	13,471,418
Total assets	73,075,875	74,589,810	64,897,779	74,086,807
Total long term liabilities	13,371,913	13,720,492	13,727,938	14,859,171

(1)   Working Capital is defined as Current Assets less Current Liabilities.

For the three months ended March 31, 2013, net loss was $5,091,844 compared to $5,074,832 in the three months ended March 31, 2012. During the three months ended March 31, 2013, Entrée incurred slightly higher operating expenditures, due to increased general and administrative expenses, further described below, relative to the three months ended March 31, 2012. These operating expenses were partially offset by decreased exploration expenses on the Ann Mason Project and a decreased loss from the Entrée-OTLLC Joint Venture resulting in decreased losses from equity investee. As at March 31, 2013, working capital was $55,119,275 compared to $14,344,275 as at March 31, 2012. The increase in working capital is due to cash proceeds received from the financing package with Sandstorm consisting of three components: a $40 million equity participation and funding agreement, a C$10 million private placement and a $5 million payment from Sandstorm in return for a 0.4% NSR royalty on the Ann Mason and Blue Hill deposits. As at March 31, 2013, total assets were $108,672,304 compared to $73,075,875 as at March 31, 2012. The increase in total assets over the prior year is the net effect of an increase in working capital described above. As at March 31, 2013, total long term liabilities were $54,554,934 compared to $13,371,913 as at March 31, 2012. The increase in long term liabilities over the prior year is largely due to the recording of the Sandstorm $40 million equity participation and funding agreement deposit as deferred revenue and a $148,940 increase in the OTLLC loan payable.

(In United States dollars unless stated otherwise)

REVIEW OF OPERATIONS

Results of operations are summarized as follows:

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Exploration	$ 1,455,665	$ 3,358,077
General and administrative	1,793,557	1,203,416
Consultancy and advisory fees	986,926	-
Stock-based compensation	1,010,380	1,149,434
Loss from equity investee	112,929	302,606
Interest expense	64,256	52,176
Depreciation	28,836	41,155
Gain on sale of mineral property interest	-	(104,914)
Interest income	(63,566)	(88,118)
Deferred income tax recovery	(297,139)	(839,000)
Net loss	$ 5,091,844	$ 5,074,832

Mineral properties expenditures are summarized as follows:

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
US	$ 941,031	$ 2,869,631
Mongolia	529,834	567,521
Other	132,925	178,835
Total costs	1,603,790	3,615,987
Less stock-based compensation	(148,125)	(257,910)
Total expenditures, cash	$ 1,455,665	$ 3,358,077

MONGOLIA

Lookout Hill – Joint Venture Property

Since formation, and as of March 31, 2013, the Entrée-OTLLC Joint Venture had expended $26 million to advance the project. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC contributed on Entrée's behalf the required cash participation amount of $5.7 million, equal to 20% of the $26 million incurred to date, plus interest at prime plus 2%.

In mid-December 2012 a new drill hole was collared at the north end of Heruga on the Javhlant licence but directed northwest onto the Oyu Tolgoi licence. In early February 2013, the hole passed onto the Oyu Tolgoi licence at a depth

(In United States dollars unless stated otherwise)

of approximately 1500 metres and still above the mineralized zone. The hole terminated February 26 at a depth of 2067 metres within the Oyu Tolgoi licence. No further exploration has been completed by OTLLC on the Joint Venture Property since February 2013.

Lookout Hill - Shivee West

Entrée has a 100% interest in the western portion of the Shivee Tolgoi mining licence.

In April 2012, Entrée mobilized a field crew to Mongolia to continue exploration of its Shivee West project. Work focussed on geological mapping, excavator trenching and sampling in the Argo/Zone III and Khoyor Mod areas. In total, 22 trenches (1,723 metres) were excavated. The area of Argo gold mineralization was extended 140 metres further north from mineralization defined by 2011 RC drilling and the Argo Zone now measures approximately 400 metres long by up to 130 metres wide. One of the trench samples returned 81.4 g/t gold over 3 metres, confirming and expanding 2011 high-grade gold values.

No work has been completed on Shivee West in 2013.

For the three months ended March 31, 2013, Shivee West expenses were $529,834 compared to $567,521 during the three months ended March 31, 2012. The lower expenses in 2013 compared to 2012 resulted primarily from decreased general and administrative costs due to lower payroll and geological consulting expenses. The Company does not anticipate significant exploration and development expenses on Shivee West until the current regulatory environment in Mongolia has been stabilized.

UNITED STATES

Ann Mason Project, Nevada

The Ann Mason Project is Entrée's most advanced project outside of Mongolia. To date, excluding any capitalized mineral property acquisition costs, Entrée has expended approximately $23.1 million on the Ann Mason Project including $904,676 in the three months ended March 31, 2013.

With the completion of a positive PEA study, Entrée is now evaluating the most efficient and effective way of advancing the Ann Mason Project. Entrée intends to begin environmental baseline studies in the first half of 2013 and undertake work programs focused on high priority targets that could enhance Ann Mason Project economics. Future work is expected to include additional drilling, particularly to the north and west of the Ann Mason deposit to upgrade inferred resources and to potentially extend the mineralization within the current pit design and reduce the waste-to-mineralization strip ratio. In addition to the exploration potential, further work aimed at reducing the base case economic cut-off has the potential to convert existing waste material in the PEA plan into mill feed. Increased metal prices and enhancements in recoveries can assist in lowering the mill cut-off and have the potential to provide more tonnage for mining.

At Blue Hill, copper oxide and mixed mineralization remains open in several directions. To the east, oxide and mixed mineralization is truncated by the low angle Blue Hill Fault, however, underlying sulphide mineralization continues in this direction. Drilling of the underlying sulphide target remains very widely-spaced, but has identified a target area more than one kilometre in width, which remains open in most directions. Significant molybdenum mineralization was also intersected in two of the drill holes targeting the sulphide mineralization. Most recent drill holes were targeted to test oxide mineralization; however, two diamond holes (-019 and -021) were drilled east of the oxide copper zone to test deeper sulphide copper potential. In addition, hole EG-BH-11-031 is approximately one kilometre east of Blue Hill. This hole returned an average of 0.28% copper over 13.8 metres from a depth of 22.2 metres. Further drilling will be required in this area and if successful could provide additional feed for a potential SX/EW operation.

(In United States dollars unless stated otherwise)

The area between the Ann Mason and Blue Hill deposits has seen only wide-spaced, mostly shallow drilling to date and remains a high priority target for future exploration for both additional sulphide and oxide mineralization. South of Ann Mason, soil surveying and mapping suggests potential for near surface oxide copper mineralization which could have a positive impact on the Ann Mason Project by potentially reducing the current strip ratio in the Ann Mason deposit PEA mine design.

Several other high-priority targets on the Ann Mason Project property require further exploration. These include the Roulette, Blackjack IP and Blackjack Oxide targets and the Minnesota copper skarn target. In the Blackjack area, induced polarization ("IP") and surface copper oxide exploration targets have been identified for drill testing. The Minnesota skarn target requires further drilling to test deeper IP and magnetic anomalies.

Baseline environmental studies planned to commence in the second quarter of 2013 include wildlife, biology, archaeology and cultural surveys.

In April 2013, the Company mobilized an RC rig and a core rig onto the Ann Mason Project to test targets described above.

For the three months ended March 31, 2013, Ann Mason Project expenditures were $904,676 compared to $2,845,160 during the three months ended March 31, 2012. The lower expenses in 2013 resulted primarily from a decrease in drilling activities.

Lordsburg and Oak Grove, New Mexico

In June 2007, Entrée entered into an agreement with Empirical Discovery LLC ("Empirical") to explore for and develop porphyry copper targets in southeastern Arizona and southwestern New Mexico.

On May 2, 2012, Entrée entered into an agreement with Empirical to purchase a 100% interest in two targets - the Lordsburg property in New Mexico, and the Oak Grove property, which is located approximately 45 kilometres northeast of Lordsburg. Pursuant to the agreement, Entrée paid $100,000 and issued 500,000 common shares of the Company. Each property is subject to a 2% NSR royalty granted to Empirical. Each NSR royalty may be bought down to 1% for $1 million if the option is exercised on or before January 1, 2015. The buydown option may be extended to January 1, 2016 or January 1, 2017, in which case the buydown price will be $2 million and $200,000 will be payable for each 12 month extension. The buydown price and extension payments are payable in cash or a combination of cash and common shares at Entrée's election. Empirical has an option, until June 1, 2013, to reacquire the Oak Grove property for no consideration as Entrée did not complete a minimum amount of drilling prior to January 1, 2013.

The Lordsburg claims cover 2,013 hectares adjacent to the historic Lordsburg copper-gold-silver district in New Mexico. Drilling at Lordsburg has been successful in discovering a porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization. Future drilling will be directed towards expanding the existing drill defined copper and gold zone.

The proposed Plan of Operations for Lordsburg has been approved by the BLM and an Application to Conduct Mineral Exploration has been approved by the New Mexico Division of Mining and Minerals. The Lordsburg Plan of Operations/Environmental Assessment and Application to Conduct Mineral Exploration provides for drilling on 65 additional sites and 28.2 acres of surface disturbance. An additional reclamation bond was posted in July 2012.

Shamrock, Nevada

The Shamrock property, acquired through the acquisition of PacMag, is a copper skarn exploration target located in the Yerington copper porphyry district in western Nevada. Entrée has a 100% interest in 41 unpatented and 13 patented lode mining claims covering approximately 362 hectares (895 acres).

(In United States dollars unless stated otherwise)

Eagle Flats, Nevada

In March 2011, Entrée entered into a mining lease and option to purchase agreement with respect to 58 unpatented lode claims, 65 kilometres east of Yerington, in Mineral County, Nevada. Under the agreement, as amended, Entrée leases the claims for combined payments of $125,000 over five years, and reimbursed $30,000 in property and recording costs. Entrée has an option to purchase the claims for $500,000, subject to a 2% NSR royalty which may be bought down to a 1% NSR royalty for $500,000. After the fifth anniversary, Entrée must pay $40,000 per year, either as a lease payment or an advanced royalty payment, depending on whether the option has been exercised. Advanced royalty payments will be credited against future NSR royalty payments.

AUSTRALIA

Blue Rose Joint Venture

Entrée has a 51.6% interest in the Blue Rose copper-iron-gold-molybdenum joint venture property, with Giralia Resources Pty Ltd, now a subsidiary of Atlas Iron Limited (ASX:AGO) ("Atlas"), retaining a 48.4% interest. The property is located in the Olary Region of South Australia, 300 kilometres north-northeast of Adelaide. Magnetite iron formations occur in the southern portion of this 1,000 square kilometre tenement, and a zone of copper oxide mineralization and a gold target (Golden Sophia) are located in the north-central area of the tenement. The joint venture covers tenement EL5129, which was granted on July 19, 2012, for a 3-year term. A heritage agreement with the Ngadjuri Nation has been executed.

In September 2010, the joint venture entered into an agreement with Bonython Metals Group Pty Ltd ("BMG"), a private Australian resource company. BMG purchased 100% of the iron ore rights on the joint venture property in exchange for 6% of BMG's future issued capital. On February 27, 2012, the Federal Court of Australia ordered that BMG be wound up; a liquidator has been appointed.

The joint venture also entered into a mineral development agreement with WASCO Mining Company Pty Ltd ("WASCO"). On May 30, 2012, the joint venture sent a formal notice of termination of the mineral development agreement with WASCO.

A soil sampling program was completed by the joint venture over the Golden Sophia shallow gold target in August 2011. The survey confirmed the previous Battle Mountain gold in soil anomaly and defined a new, linear gold anomaly located approximately 700 metres to the northeast.

Mystique Farm-Out

Mystique is an early stage gold exploration property comprised of exploration licence E28/1915, held by Entrée. Entrée entered into a farm-out agreement with Black Fire Gold Pty Ltd, a wholly-owned subsidiary of Black Fire Minerals Limited (ASX:BFE – "Black Fire"), pursuant to which Black Fire can earn a 60% interest in the property by expending A$1 million by February 2013 (completed) and a 75% interest by expending A$2.5 million by February 2015. Black Fire can earn an additional 10% interest by sole funding a pre-feasibility study on the property. The property is located in the Albany-Fraser Province of West Australia. Black Fire has until June 10, 2013 to elect either to form a joint venture or continue to sole fund to earn a greater interest. A diamond drilling program was completed by Black Fire in February 2012. The program comprised 5 core holes totaling 642 metres and rotary mud drilling totaling 347.8 metres. None of the holes returned significant assays. In late 2012, Black Fire conducted an auger soil geochemical sampling program (176 samples) over the western portion of the licence to test for nickel potential. Assay results returned generally low nickel and copper values and did not define any drill targets. Black Fire is currently seeking expressions of interest from potential farm-in partners, to enable it to continue with exploration work on the Mystique property.

(In United States dollars unless stated otherwise)

PERU

In September 2010, Entrée entered into a conditional agreement with a private Peruvian company whereby Entrée may acquire an initial 70% interest in the Lukkacha property located in Tacna Province of southeastern Peru. The property is situated within 50 kilometres of the international border with Chile, and initiation of work is subject to Entrée obtaining a Supreme Decree allowing it to work on the property. Subject to obtaining the Supreme Decree, Entrée may earn a 70% interest by making cash payments totaling $215,000 and expending a minimum of $1.5 million on exploration, to include a minimum 6,000 metres of diamond drilling, within 24 months. Once Entrée has earned a 70% interest, it may acquire a further 30% interest by paying the vendors $2 million within 24 months. The vendors would retain a 2% NSR royalty, half of which may be purchased at any time for $1 million.

The property consists of seven concessions totaling 4,400 hectares which cover two large areas of surface alteration, iron oxides and quartz veining approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico. The property has never been drilled and represents a unique opportunity for early stage exploration within an under-explored major copper district. Further exploration (geophysics and drilling) is dependent on receipt of the Supreme Decree.

For the three months ended March 31, 2013, Lukkacha expenses were $3,184 compared to $19,035 during the three months ended March 31, 2012.

GENERAL AND ADMINISTRATIVE

For the three months ended March 31, 2013, general and administrative expense, including foreign exchange gains and losses but before stock-based compensation, was $2,780,483 compared to $1,203,416 during the three months ended March 31, 2012. The increase in 2013 was due to a number of factors including increases in personnel expenses and higher accounting, legal, and consulting fees (including advisory fees on the Sandstorm financing transaction) compared to 2012.

STOCK-BASED COMPENSATION

For the three months ended March 31, 2013, stock-based compensation expense was $1,010,380 compared to $1,149,434 during the three months ended March 31, 2012. During the three months ended March 31, 2013, 4,985,000 options were granted with a fair value of $1,011,538, compared to 1,782,000 options that were granted with a fair value of $1,084,028 during the three months ended March 31, 2012.

INTEREST INCOME AND EXPENSE

For the three months ended March 31, 2013, interest expense was $64,256 compared to $52,176 during the three months ended March 31, 2012. Interest expense is due to accrued interest on the OTLLC loan payable. Interest income for the three months ended March 31, 2013 was $63,566 compared to $88,118 for the equivalent period last year. The Company earns interest income on its invested cash, which decreased compared to the equivalent period last year due to lower interest rates on the United States dollars.

(In United States dollars unless stated otherwise)

VALUATION OF LONG-TERM INVESTMENT

Equity Method Investment

As further described in the notes to the Unaudited Financial Statements, Entrée has a 20% interest in a joint venture with OTLLC. As at March 31, 2013, the Company's investment in the Entrée-OTLLC Joint Venture was $65,876 (December 31, 2012 - $96,205). The Company's share of the loss of the Entrée-OTLLC Joint Venture was $112,929 for the three months ended March 31, 2013 (March 31, 2012 - $302,606) plus accrued interest expense of $64,256 for the three months ended March 31, 2013 (March 31, 2012 - $52,176). The decrease in the loss from equity investee for the three months ended March 31, 2013 compared to the same period last year was due to decreased exploration expenses incurred by the Entrée-OTLLC Joint Venture in the period.

OUTLOOK

Entrée is primarily focused on exploring its principal properties in Nevada and Mongolia. In addition, Entrée is engaged in evaluating acquisition opportunities which are complementary to its existing projects, particularly large tonnage base and precious metal targets in mining friendly jurisdictions. These efforts have resulted in the consolidation of the Ann Mason Project in Nevada (including through the acquisition of PacMag and the agreement with Eurasian) and the acquisition of the Lordsburg property in New Mexico. The commodities Entrée is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments. Smaller, higher grade systems will be considered by Entrée if they demonstrate potential for near-term production and cash-flow. If Entrée is able to identify smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems, it may negotiate and enter into agreements to acquire them.

Entrée has not generated any revenue from operations since its incorporation and Entrée anticipates that it will continue to incur operating expenses without revenues until the Joint Venture Property in Mongolia is brought into production or it builds and operates a mine on one or more of its other mineral properties. As at March 31, 2013, Entrée had working capital of approximately $55,119,275 million. Entrée's average monthly operating expenses for the three months ended March 31, 2013, were approximately $1,760,000, including exploration, general and administrative expenses and investor relations expenses. On February 15, 2013, the Company announced that it had entered into a financing package with Sandstorm for gross proceeds of approximately $55 million consisting of three components: a $40 million equity participation and funding agreement, a C$10 million private placement and a $5 million payment from Sandstorm in return for a 0.4% NSR royalty on the Ann Mason and Blue Hill deposits. The funds from the financing package will be used to support operations in Mongolia, advance the Ann Mason Project, for working capital requirements and for other general corporate purposes.

(In United States dollars unless stated otherwise)

SELECTED QUARTERLY DATA

	Three Months Ended March 31, 2013	Three Months Ended December 31, 2012	Three Months Ended September 30, 2012	Three Months Ended June 30, 2012
Exploration	$ 1,603,790	$ 987,942	$ 1,228,341	$ 2,402,084
General and administrative	2,684,648	1,268,293	607,232	1,187,487
Consultancy and advisory fees	986,926	-	-	-
Impairment of mineral property interests	-	486,746	-	-
Loss from operations	(5,275,364)	(2,742,981)	(1,835,573)	(3,589,571)
Interest income	63,566	22,293	29,328	50,710
Interest expense	(64,256)	(63,134)	(58,705)	(55,344)
Loss from equity investee	(112,929)	(281,055)	(238,988)	(189,507)
Deferred income tax recovery (expense)	297,139	(1,912,557)	204,780	539,007
Net loss	$ (5,091,844)	$ (4,977,434)	$ (1,899,158)	$ (3,244,705)
Loss per share, basic and diluted	$ (0.04)	$ (0.04)	$ (0.01)	$ (0.03)

	Three Months Ended March 31, 2012	Three Months Ended December 31, 2011	Three Months Ended September 30, 2011	Three Months Ended June 30, 2011
Exploration	$ 3,615,987	$ 4,671,238	$ 3,662,130	$ 5,698,144
General and administrative	2,136,095	1,444,511	1,185,528	1,901,162
Loss (gain) on sale of mineral property interest	(104,914)	(1,474,640)	26,033	(125,916)
Impairment of mineral property interests	-	309,483	221,522	-
Loss from operations	(5,647,168)	(4,950,592)	(5,095,213)	(7,473,390)
Gain on sale of investments	-	-	1,178,254	2,148,021
Interest income	88,118	54,746	77,339	129,259
Interest expense	(52,176)	(50,095)	(41,887)	(34,338)
Loss from equity investee	(302,606)	(514,390)	(593,087)	(645,264)
Current income tax expense	-	(152,190)	-	-
Deferred income tax recovery	839,000	938,766	968,356	2,257,762
Net loss	$ (5,074,832)	$ (4,673,755)	$ (3,506,238)	$ (3,617,950)
Loss per share, basic and diluted	$ (0.04)	$ (0.04)	$ (0.03)	$ (0.03)

Exploration costs were lower in the three months ended March 31, 2013 compared to the three months ended March 31, 2012, primarily due to decreased drilling activity on the Ann Mason Project in the first quarter of 2013. General and administrative costs, excluding stock-based compensation changes, were approximately 48% higher in the three months ended March 31, 2013 compared to the three months ended March 31, 2012. This increase is primarily attributable to legal fees associated with closing of the Sandstorm transaction and increased personnel expenses. During the three months ended March 31, 2013, the Company incurred consultancy and advisory fees of $936,926 related to the Sandstorm financing agreement. During the three months ended June 30, 2011, Entrée sold its Australian listed securities and recorded a gain on sale of investments of $2,148,021. During the three months ended September 30, 2011, the Company sold its asset backed notes and recorded a gain on sale of investments of $1,178,254. In addition, in

(In United States dollars unless stated otherwise)

the three months ended June 30, 2011, Entrée sold the Rainbow Canyon property, and recorded a gain on sale of mineral property interest of $125,916. During the three months ended December 31, 2011, Entrée sold the Togoot licence and recorded a gain on sale of mineral property interest of $1,474,640. During the three months ended March 31, 2012, Entrée sold its interest in the Northling property and recorded a gain on sale of mineral property interest of $104,914. Loss from equity investee was lower in the three months ended March 31, 2013 compared to the three months ended March 31, 2012 due to decreased expenditures on the Joint Venture Property. Deferred income tax recovery was lower in the first quarter of 2013, partially due to a decrease in deferred tax assets in the three months ended March 31, 2013 related to expenditures on the Ann Mason Project.

LIQUIDITY

To date, Entrée has not generated revenues from its operations, has been dependent on equity and production-based financings for additional funding and is considered to be in the exploration stage. Working capital on hand at March 31, 2013 was $55,119,275. Cash was $55,107,941 at March 31, 2013. On February 15, 2013, the Company closed the approximately $55 million financing package with Sandstorm which will be used to support operations in Mongolia, advance the Ann Mason Project and for general working capital requirements. In the event of a partial expropriation of Entrée’s interest in the Joint Venture Property, which is not reversed during the abeyance period provided for in the equity participation and funding agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance).

Under the terms of the Entrée-OTLLC Joint Venture, Entrée elected to have OTLLC debt finance Entrée’s share of costs on the Joint Venture Property, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. As at March 31, 2013, the total amount that OTLLC has contributed to costs on the Company’s behalf, including interest, is approximately $5.7 million.

Operating activities

Cash provided by operations was $36,142,987 for the three months ended March 31, 2013 compared to the $3,975,260 used in operations for the three months ended March 31, 2012. This increase is primarily due to cash proceeds of $40 million received from the funding agreement with Sandstorm and is partially offset by expenditures on mineral property exploration and general and administrative.

Financing activities

Cash provided by financing activities during the three months ended March 31, 2013 and 2012 and common shares issued for cash were as follows:

	Three Months Ended March 31, 2013		Three Months Ended March 31, 2012	
	Shares	**Amount**	**Shares**	**Amount**
Private placement	17,857,142	$ 9,722,897	-	$ -
Exercise of over allotment	-	-	1,320,455	1,628,583
Share issuance costs	-	(86,636)	-	(108,058)
	17,857,142	$ 9,636,261	1,320,455	$ 1,520,525

(In United States dollars unless stated otherwise)

Investing activities

During the three months ended March 31, 2013, Entrée made payments of $Nil related to mineral property acquisitions and reclamation deposits compared to $2,142,502 in the comparable 2012 period. During the three months ended March 31, 2013, Entrée expended $1,130 on equipment, primarily for exploration activities (March 31, 2012 – $17,307). During the three months ended March 31, 2013, Entrée received cash proceeds of $5 million from Sandstorm in return for a 0.4% NSR royalty on the Ann Mason and Blue Hill deposits. During the three months ended March 31, 2012, Entrée sold its interest in the Northling property for proceeds of $104,914, net of taxes.

Table of Contractual Commitments

The following table lists, as at March 31, 2013, the Company's contractual obligations. Entrée is committed to make lease payments totaling $976,964 over its four year office lease in Vancouver, Canada and two office, three warehouse and five accommodation leases in the United States.

	Less than 1 Year	1-3 Years	3-5 Years	Total
Office leases	$ 225,180	$ 441,031	$ 310,753	$ 976,964
Total	$ 225,180	$ 441,031	$ 310,753	$ 976,964

Outstanding share data

As at March 31, 2013 and May 9, 2013, there were 146,734,385 common shares outstanding. In addition, as at March 31, 2013, there were 14,208,000 stock options outstanding with exercise prices ranging from C$0.56 to C$3.47 per share. As at May 9, 2013, there were 12,965,500 stock options outstanding with exercise prices ranging from C$0.32 to C$3.47 per share. There were no warrants outstanding at March 31, 2013 or at May 9, 2013.

CAPITAL RESOURCES

Entrée had no commitments for capital assets at March 31, 2013.

At March 31, 2013, Entrée had working capital of $55,119,275 compared to $4,699,256 as at December 31, 2012. On February 15, 2013, the Company closed the approximately $55 million financing package with Sandstorm.

OFF-BALANCE SHEET TRANSACTIONS

Entrée has no off-balance sheet arrangements except for the contractual obligation noted above.

TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the three months ended March 31, 2013.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

The Company must make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits, and deductions, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes in these estimates may result in an increase or decrease to the tax provision in a subsequent period. The Company must assess the likelihood that we will be able to recover any deferred tax assets. If recovery is not likely, the provision for taxes must be increased by recording a valuation allowance against the deferred tax assets. However, should there be a change in the ability to recover any deferred tax assets, the tax provision would increase in the period in which it is determined that the recovery was not likely. Recovery of a portion of the deferred tax assets is impacted by Company plans with respect to holding or disposing of certain assets. Changes in economic conditions, exploration results, metal prices and other factors could result in changes to the estimates and judgements used in determining the income tax expense.

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined. Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value. The Company must make estimates and judgments in determining if any capitalized amounts should be written down by assessing if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property's total carrying value. The carrying value of each mineral property is reviewed periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 8 to the Annual Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation; and (2) future volatility of the Company's share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm's-length transaction.

The Company's accounting policy is to expense exploration costs on a project by project basis consistent with US GAAP. The policy is consistent with that of other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

CHANGES IN ACCOUNTING POLICIES

The accounting pronouncements issued by the Financial Accounting Standards Board during the year ended December 31, 2012 were not applicable to the Company.

A detailed summary of all of the Company's significant accounting policies and the estimates derived therefrom is included in Note 2 to the Annual Financial Statements for the year ended December 31, 2012.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial assets and liabilities generally consist of cash and cash equivalents, short-term investments, receivables, deposits, accounts payable and accrued liabilities and loans payable, some of which are denominated in foreign currencies including United States dollars, Mongolian Tugriks and Australian dollars. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

OTHER MD&A REQUIREMENTS

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.

Forward-looking statements include, but are not limited to, statements with respect to the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; future mineral production; costs of production and capital expenditures; the availability of project financing; future cash flows; the potential development of future phases of the Oyu Tolgoi mining complex, including Lift 1 and Lift 2 of the Hugo North Extension deposit and the Heruga deposit; statements concerning the expected timing of initial production from Lift 1 of the Oyu Tolgoi block underground cave mine; discussions with third parties regarding material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and the Company's interest in the Joint Venture Property; the potential impact of amendments and proposed amendments to the laws of Mongolia; statements regarding the expected release date of the feasibility study for the Oyu Tolgoi mining complex; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; the timing and results of future resource and reserve estimates; potential types of mining operations; government regulation of exploration and mining operations; the potential for Entrée to become a party to the Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée's interest in the Hugo North Extension and Heruga deposits; the potential application of the Government of Mongolia's Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; corporate strategies; requirements for additional capital; uses of funds; proposed acquisitions and dispositions of assets; and future financial performance. In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, molybdenum and silver will remain relatively stable; the effects of general economic conditions, changing foreign exchange rates and actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the availability of capital; that applicable legislation, including legislation with respect to mining, foreign investment, royalties and taxation, will not materially change; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with the conduct of joint ventures; recent global financial conditions; actual results of current exploration activities; changes in project parameters as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in this MD&A and in the section entitled "Risk Factors" in the AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

Risk

Entrée is a mineral exploration company and is exposed to a number of risks and uncertainties; some of these risks and uncertainties have been discussed elsewhere in this MD&A. For a more extensive discussion of risks and uncertainties to which Entrée is exposed, the reader should refer to the section titled "Risk Factors" contained in the Company's AIF available on SEDAR at www.sedar.com.

Legal and Political Risk

On February 27, 2013, Notice was delivered to Entrée by MRAM that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the 2009 Order of the Ministry of Mineral Resources and Energy registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves, and has requested that the Minerals Resource Council go over its previous conclusion that the reserves should be submitted to MRAM. The registration of reserves is a pre-condition to applying for the conversion of an exploration licence into a mining licence. The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council because it was not within the authority of the Ministry of Mineral Resources and Energy to order that the reserves be registered. The Notice, which is not explicitly concerned with the issuance of the mining licences, further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily suspended. The mining licences have not been revoked or cancelled.

Entrée is currently working to determine the full implications of the Notice and to resolve the temporary suspension of the transfer, sale or lease of the licences, including by filing an official complaint with the Prime Minister asking him to amend Order No. 43 and an official compliant with the Head of MRAM asking him to revoke the Notice. However, any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company's share price.

The Earn-In Agreement requires OTLLC to enter into a form of joint venture agreement that bestows upon it certain powers and duties as manager of the Entrée-OTLLC Joint Venture, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Joint Venture Property assets, including the mining licences. Pursuant to the

(In United States dollars unless stated otherwise)

Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC's obligations under the Earn-In Agreement, which is governed by British Columbia law. In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Investment Agreement. The Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Investment Agreement. The Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Entrée is not a party to the Investment Agreement and does not have any direct rights under the Investment Agreement. In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the Earn-In Agreement to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Joint Venture Property assets, including by invoking the international arbitration procedures under the Investment Agreement. There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto's ability to enforce the terms of the Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Earn-In Agreement or the Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation.

Irrespective of the ultimate outcome of any potential dispute, any requirement to engage in discussions or proceedings with the Government of Mongolia, OTLLC, Turquoise Hill or Rio Tinto, whether or not formal, would likely result in significant expense and diversion of management's attention.

The Minerals Law of Mongolia, which became effective on August 26, 2006, defines a mineral deposit of strategic importance (a ″Strategic Deposit″) as a mineral resource that may have the potential to impact national security, or the economic and social development of the country at the national and regional levels, or that is generating or has the potential to generate more than five percent (5%) of Mongolia's Gross Domestic Product in any given year. Either the Mongolian Government or Parliament may initiate proposals to declare a mineral resource as being a Strategic Deposit, but Parliament must approve any such proposal. Essentially, a Strategic Deposit is any deposit that Parliament has deemed, or may hereafter deem, to be large and/or valuable enough to warrant being so designated.

The 15 Strategic Deposits that have to date been specified as such by Parliament have no defined coordinates. They each consist of concentrations of mineralization in a general area that is identified only by a name. Licence areas, on the other hand, are precisely defined by coordinates. Thus it is not feasible to definitively determine whether or not any given licence area is within, or overlaps, a Strategic Deposit.

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget.

While Entrée has never received any formal notification from MRAM that the Hugo North Extension deposit or the Heruga deposit are Strategic Deposits, the Ministry of Mining has advised Entrée that it considers the deposits on the Joint Venture Property to be part of the series of Oyu Tolgoi deposits, which were declared to be Strategic Deposits under Resolution No 57 dated July 16, 2009 of the State Great Khural. Accordingly, the Government of Mongolia may seek to enter into an agreement with Entrée pursuant to which it may acquire up to 34% of Entrée's interest in the Joint Venture Property. It is not certain what form this agreement would take, or on what terms the Government of Mongolia would seek to acquire 34% of Entrée's interest in the Joint Venture Property.

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi mining complex. These state special needs areas are to be used for Khanbogd village development and

(In United States dollars unless stated otherwise)

for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi mining complex. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi mining complex. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi mining complex. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée's right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

The Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated. As a result, Entrée considers that the application of Resolution 140 and Resolution 175 to the Joint Venture Property will likely be considered unnecessary.

The Government of Mongolia has, in the past, expressed its intent to foster and protect the development of an enabling environment for foreign investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining community as conducive to foreign investment if they were to become law or official government policy. This was evidenced by revisions to the Minerals Law in 2006. In October 2011, Prime Minister Batbold stated in his 2012 budget speech that the Government of Mongolia is revisiting all treaties for the avoidance of double taxation, including the 2002 convention between Canada and Mongolia for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the "Canadian Double Tax Treaty").

On May 17, 2012, the Mongolian Parliament adopted SEFIL, which regulates investment by foreign investors and state owned legal entities into sectors of strategic importance, including minerals. The full impact of SEFIL is not yet known as there is a lack of clarity in many of the provisions and some of the regulations setting out the procedure for reviewing requests and making decisions in accordance with SEFIL have not yet been formalized. There have been reports that the Government of Mongolia is currently in the process of drawing up a new law to replace SEFIL.

On December 7, 2012, the Office of the President of Mongolia published a draft revised Minerals Law, which proposes to introduce a new regulatory regime with new legal concepts. The draft law reaffirms the existing list of Strategic Deposits approved by Parliamentary Resolution #27 dated February 6, 2007, and provides for "mining agreements" to be entered into between the Government of Mongolia and licence holders. Under these mining agreements, the Mongolian State has the right to take an equity interest in the licence holder for no consideration. The draft law also provides: that licence transfer agreements will only be valid upon registration with MRAM and state-owned entities shall have a pre-emptive right to licences being transferred; for more extensive grounds under which licences may be revoked; and that not less than 34% of the equity in a foreign-invested mining licence holder must be held by a Mongolian citizen. As currently drafted, the draft law does not provide for any transitional provisions relating to existing licences nor the rights and obligations of licence holders under the existing system. It is expected that a new working group will be formed to further develop the draft law before it is submitted to Parliament.

If the Government of Mongolia revises, amends or cancels the Canadian Double Tax Treaty, if SEFIL is implemented or interpreted in a manner that is not favourable to foreign investment, or if a new Minerals Law or other laws that are not favourable to foreign investment are adopted, it could have an adverse effect on Entrée's operations in Mongolia and future cashflow, earnings, results of operations and financial condition.

Entrée is not presently a party to the Investment Agreement. Although OTLLC agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Investment Agreement or a separate stability agreement on substantially similar terms to the Investment Agreement, unless and until Entrée becomes a party to the Investment Agreement, there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement, including stability with respect to taxes payable. If Entrée is not entitled to all of the benefits of the Investment Agreement, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011. The rates of the surtax royalty vary from 1% to 5% for minerals other than copper. For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products. No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals. This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals. In order to become a party to the Investment Agreement or another similar type of agreement, the Government of Mongolia may require Entrée or the Entrée-OTLLC Joint Venture to agree to certain concessions, including with respect to the ownership of the Entrée-OTLLC Joint Venture, Entrée LLC or the economic benefit of Entrée's interest in the Joint Venture Property or the scope of the lands to be covered by the Investment Agreement or other similar type of agreement.

While the Entrée-OTLLC Joint Venture is operating under the terms of the form of joint venture agreement appended to the Earn-in Agreement, the joint venture agreement has not been formally executed by the parties. There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée's future cashflow, earnings, results of operations and financial condition.

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entrée's ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition.

In the event of a dispute arising at or in respect of Entrée's foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée's inability to enforce its contractual rights, may have a material adverse impact on Entrée's business, assets, prospects, financial condition and results of operation.

Risks Associated with the Development of the Oyu Tolgoi Mining Complex

Timely development of the Oyu Tolgoi mining complex depends upon Turquoise Hill's ability to maintain an adequate and reliable source of funding. Under the MOA, Turquoise Hill and Rio Tinto agreed to a comprehensive financing plan for the completion and start-up of phase 1 of the Oyu Tolgoi mining complex; however, volatility in the capital markets and other factors may adversely affect Turquoise Hill's ability to acquire the remaining project finance component. The Oyu Tolgoi mining complex is in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders. Failure to obtain sufficient additional financing would likely have a materially adverse impact on OTLLC's ability to maintain the current development plans and schedule for future phases of the Oyu Tolgoi mining complex, including Lift 1 and Lift 2 of the Hugo North Extension deposit and the Heruga deposit.

The Joint Venture Property is part of the Oyu Tolgoi mining complex. Development of the Oyu Tolgoi mining complex may be subject to unexpected problems or delays for any number of reasons, including OTLLC's inability to raise the

(In United States dollars unless stated otherwise)

additional funding that it needs to complete the development of the Oyu Tolgoi mining complex, Government of Mongolia requests to renegotiate the Investment Agreement and Government proposals to levy additional taxes and royalties against OTLLC. On October 15, 2012, Turquoise Hill announced that it, along with OTLLC and Rio Tinto, had rejected a request from the Mongolia Ministry of Mining to renegotiate the Investment Agreement. In its proposed 2013 budget, the Government of Mongolia included revenue from the application of a progressive royalty scheme to Oyu Tolgoi. However, the Investment Agreement provides a stabilized royalty rate of 5% over the life of the agreement and specifies that new laws made after its signing will not apply to Oyu Tolgoi. Turquoise Hill has stated that any change to Oyu Tolgoi's royalty rate would require the agreement of all parties to the Investment Agreement. In early 2013, Turquoise Hill announced that a number of substantive issues had been raised by the Government of Mongolia relating to implementation of the Investment Agreement, including Oyu Tolgoi project development and costs, operating budget, project financing, management fees and governance. According to Turquoise Hill, it and Rio Tinto are continuing discussions with the Government of Mongolia with a goal of resolving the issues in the near term. On February 28, 2013, the OTLLC board of directors approved continued funding to progress the Oyu Tolgoi project as discussions with the Government of Mongolia proceed. Turquoise Hill has stated that phase 1 commercial production from the Southern Oyu open pits is expected to be reached by the end of June 2013, subject to the resolution of the issues being discussed with the Government. There can be no assurance that the present or a future Parliament will refrain from enacting legislation that undermines the Investment Agreement or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of the Investment Agreement that impair the ability of OTLLC, Turquoise Hill or Rio Tinto to develop and operate the Oyu Tolgoi mining complex on the basis presently contemplated, which may have a material adverse impact on Entrée and the Company's share price.

OTLLC has earned either a 70% or 80% interest in the Joint Venture Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée-OTLLC Joint Venture management committee. Rio Tinto, which beneficially owns 20.7% of the Company's issued and outstanding shares, controls the business and affairs of Turquoise Hill and OTLLC. Under the Heads of Agreement and MOA, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi mining complex (which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Joint Venture Property; and prepares all programs and budgets for approval by the OTLLC board. The interest of Rio Tinto, Turquoise Hill and OTLLC and the interests of the Company's other shareholders are not necessarily aligned and there can be no assurance that Rio Tinto, Turquoise Hill or OTLLC will exercise its rights or act in a manner that is consistent with the best interests of the Company's other shareholders.

Risks Associated with the Funding Agreement

Under the Equity Participation and Funding Agreement with Sandstorm (the "Funding Agreement"), the Company agreed to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm. The Funding Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm. To the extent metal prices on the day on which the Company's production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.

In the event of a partial expropriation of Entrée's interest in the Joint Venture Property, which is not reversed during the abeyance period provided for in the equity participation and funding agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance).

If an event of default occurs under the Funding Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover. Some potential events of default may be outside of Entrée's control, including a partial or full expropriation of Entrée's interest in the Joint Venture Property which is not reversed during the abeyance period provided for in the Funding Agreement. If an event of default occurs

and the Company is required to pay a default fee to Sandstorm, it may have a material adverse impact on Entrée's business, financial condition assets and prospects, and on the Company's share price.

Risks Associated with Mining or Related to Entrée

Recent global financial and market conditions have been subject to increased volatility as a result of, among other things, apprehension over the ongoing debt crisis in the Eurozone and Japan, and concerns that the Chinese economy is slowing, which may impact the ability of Entrée to obtain equity or debt financing in the future and, if obtained, on terms favourable to Entrée. If Entrée cannot raise the money that it needs to continue exploration of its mineral properties, there is a risk that Entrée may be forced to delay, scale back, or eliminate certain of its exploration activities. If these increased levels of volatility and market turmoil continue, Entrée's operations could be adversely impacted and the value and the price of the Company's common shares could be adversely affected.

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site. Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.

There is no assurance that a commercially viable mineral deposit exists on any of the exploration properties in which Entrée has an interest. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of Entrée. If mineral reserves in commercially exploitable quantities are established on any of Entrée's properties (other than the Joint Venture Property, in which Entrée has a carried interest), Entrée will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although Entrée may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that Entrée will be able to raise the funds required for development on a timely basis. Entrée may be required to acquire rights to additional lands in order to develop a mine if a mine cannot be properly located on Entrée's properties. There can be no assurance that Entrée will be able to acquire such additional lands on commercially reasonable terms, if at all.

Rio Tinto's beneficial shareholdings in the Company potentially give Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée's assets. In addition, Rio Tinto has operational control over the Joint Venture Property. OTLLC also has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Shivee West, which is not subject to the Entrée-OTLLC Joint Venture. The share position in the Company of each of Turquoise Hill and Rio Tinto may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company's common shares in the future. This risk could be mitigated by the Funding Agreement, which provides that Sandstorm will vote its shares in the manner specified by the Company's board of directors with respect to a take-over of the Company, provided the acquirer has agreed to deliver to Sandstorm a deed of adherence to the Funding Agreement.

(In United States dollars unless stated otherwise)

Entrée must comply with licence and permitting requirements. In Mongolia, the Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009. These licences now have a term of 30 years, with two potential extensions of 20 years each. The total estimated annual fees in order to maintain the Shivee Tolgoi and Javhlant mining licences in good standing is $1,100,000. Approximately $600,000 of the total is recoverable from, or loaned by, OTLLC.

In Nevada, maintenance fees must be paid to the BLM. For the 2013 assessment year, the aggregate fee for the Ann Mason Project is approximately $138,000.

In both Mongolia and Nevada, Entrée must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

Internal Control over Financial Reporting

Management is responsible for designing internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. No change in the Company's internal control over financial reporting occurred during the period beginning on January 1, 2013 and ended on March 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Cautionary Note to United States Investors - Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this MD&A containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

International Financial Reporting Standards

The Company is a "domestic" issuer under Canadian securities law and a "foreign private issuer" under SEC regulations. The Company files its financial statements with both Canadian and U.S. securities regulators in accordance with US

GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers were required to transition to International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. On June 27, 2008, the CSA Staff issued Staff Notice 52-321 "Early Adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB" which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, the Company was not required to convert to IFRS effective January 1, 2011 and has elected to continue using US GAAP.

Non-US GAAP Performance Measurement

"Cash Costs" is a non-US GAAP Performance Measurement. This performance measure is included because this statistic is widely accepted as the standard of reporting cash costs of production in North America. This performance measure does not have a meaning within US GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. This performance measure should not be considered in isolation as a substitute for measures of performance in accordance with US GAAP.